The Official Committee of Unsecured Creditors of Tribune Company (the "Committee") initiated litigation against Tweedy, Browne Value Fund (the "Value Fund") and thousands of other former public shareholders of Tribune Company, seeking to avoid and recover payments made to Tribune Company shareholders in connection with the 2007 leveraged buyout of Tribune Company. Value Fund tendered its shares in a tender offer from Tribune Company and received proceeds of approximately $3.4 million (the "Transfers"). The Committee, which was replaced during 2012 as plaintiff in this action by a litigation trustee (the "Litigation Trustee"), alleges that the shareholder payments were made in violation of various laws prohibiting actual fraudulent transfers (the "AFT Litigation").

Name of court in which proceedings were instituted: United States Bankruptcy Court for the District of Delaware. This proceeding was transferred by order of the United States Judicial Panel on Multidistrict Litigation to the United States District Court for the Southern District of New York on April 5, 2012.

Date instituted: November 1, 2010.

Principal parties: Marc S. Kirschner, as Litigation Trustee for the Tribune Litigation Trust vs. FitzSimons et. al., S.D.N.Y.
Civil Case Number - 1:12-cv-02652 (RJS).


In addition to the AFT Litigation, a second proceeding (the "Niese Litigation"), commenced by certain former employees of Tribune Company (the "Retirees"), asserts litigation claims against Value Fund and other public shareholders of Tribune Company, seeking to recover payments made to Tribune Company shareholders in connection with the 2007 leveraged buyout of Tribune Company. The plaintiffs in this second action allege that the shareholder payments were made in violation of various laws prohibiting constructive fraudulent transfers. The complaint alleged no misconduct by Value Fund or any member of the putative defendant class.

Name of court in which proceedings were instituted: United
States District Court for the Southern District of New York.

Date instituted: July 1, 2011

Principal parties: William A. Niese, et al. v. Alliance
Bernstein, L.P. et al., S.D.N.Y. Civil Case Number - 1:11-cv-
04538.


A third proceeding, commenced by certain holders of notes (the "Noteholders") issued by Tribune Company, against TBFI and other public shareholders of Tribune Company (the "Deutsche Bank Litigation", and collectively with the AFT Litigation and the Neise Litigation, the "Tribune Litigation Matters"), seeking to recover payments made to Tribune Company shareholders in connection with the 2007 leveraged buyout of Tribune Company. The plaintiffs allege that the shareholder payments were made in violation of various laws prohibiting constructive fraudulent transfers. The complaint alleged no misconduct by TBFI or any member of the putative defendant class.

Name of court in which proceedings were instituted: United
States District Court for the Southern District of New York.

Date instituted: July 1, 2011

Principal parties: Deutsche Bank Trust Company Americas, et al.
v. Abu Dhabi Investment Authority, et al., S.D.N.Y. Civil Case
Number - 1:11-cv-04522.

The Value Fund entered into a settlement agreement with the Litigation Trustee, the Retirees and the Noteholders (collectively, the "Tribune Plaintiffs"), pursuant to which it paid $1,195,009.90 to the Tribune Plaintiffs in settlement of all claims against it in the Tribune Litigation Matters and in exchange for releases from the Tribune Plaintiffs. The settlement was effective as of May 3, 2018 and resolved the Tribune Litigation Matters in full.